Exhibit 99.1

Reconciliation with United States Generally Accepted Accounting Principles

For the three and six months ended June 30, 2009

(unaudited, in thousands of United States Dollars except per share data)

The following represents additional information to the unaudited consolidated financial statements of Gammon Gold Inc. (“the Company”) that were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Set out below are the material adjustments to net earnings / (loss) for the three and six months ending June 30, 2009 in order to conform to accounting principles generally accepted in the United States of America (“US GAAP”). The following should be read in conjunction with the Company’s restated audited consolidated financial statements and adjusted restated US GAAP reconciliation for the year ended December 31, 2008 and the unaudited consolidated financial statements for the three and six months ended June 30, 2009.

Consolidated Statements of Operations and Comprehensive Income / (Loss):

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008 (as restated)	June 30, 2009	June 30, 2008 (as restated)

Net (loss) / earnings based on Canadian GAAP	$(7,573)	$4,848	$(4,700)	$11,892
Exploration costs (a)	(4,648)	(1,867)	(6,677)	(4,953)
Amortization and depletion of exploration costs (a)	452	252	1,130	447
Stripping costs (b)	(3,980)	(832)	(4,776)	(832)
Depletion of mining properties (c)	(824)	(819)	(2,087)	(819)
Net realizable value adjustments (f)	118	742	(178)	425
Future income taxes on US GAAP differences	2,290	706	3,688	1,605

Net (loss) / earnings based on US GAAP	(14,165)	3,030	(13,600)	7,765

Amortization of actuarial gains from AOCI to net loss, net of tax of $2 and $4 (2008 - $11 and 21) (e)	(5)	(27)	(10)	(54)

Comprehensive (loss) / earnings based on US GAAP	$(14,170)	$3,003	$(13,610)	$7,711

(Loss) / earnings per share
Basic	$(0.12)	$0.03	$(0.11)	$0.07
Diluted	$(0.12)	$0.02	$(0.11)	$0.06

Consolidated Statements of Shareholders’ Equity:

Deficit:	June 30, 2009	March 31, 2009 (as restated)	December 31, 2008 (as restated)

Deficit based on Canadian GAAP	$(125,238)	$(117,665)	$(120,538)
Change in deficit due to reporting currency translation	7,623	7,623	7,623
Exploration costs (a)	(80,329)	(75,681)	(73,652)
Amortization of mineral rights (a)	(10,941)	(10,941)	(10,941)
Amortization and depletion of exploration costs (a)	5,282	4,830	4,152
Stripping costs (b)	(9,338)	(5,358)	(4,562)
Depletion of mining properties (c)	(6,661)	(5,837)	(4,574)
Net realizable value adjustments (f)	(178)	(295)	-
Interest expense on long-term debt adjusted to fair value (d)	(2,379)	(2,379)	(2,379)
Foreign exchange gain on fair value adjusted long-term debt (d)	(808)	(808)	(808)
Future income tax adjustments	20,507	18,217	16,819

Deficit based on US GAAP	$(202,460)	$(188,294)	$(188,860)

Reconciliation with United States Generally Accepted Accounting Principles

For the three and six months ended June 30, 2009

(unaudited, in thousands of United States Dollars except per share data)

Accumulated other comprehensive income:	June 30, 2009	March 31, 2009	December 31, 2008

AOCI based on Canadian GAAP	$6,424	$6,434	$6,434
Change in AOCI due to reporting currency translation	(7,623)	(7,623)	(7,623)
Change in funded status of employee benefit plans, net of tax of $197 (e)	(507)	(507)	(507)
Amortization of actuarial gains from AOCI to net loss, net of tax of $30 (March - $29, 2008 - $28) (e)	81	76	71

AOCI based on US GAAP	$(1,625)	$(1,620)	$(1,625)

Consolidated Balance Sheets:

The following material balance sheet differences exist between Canadian and US GAAP:

Inventories:	June 30, 2009	March 31, 2009 (as restated)	December 31, 2008 (as restated)

Reported under Canadian GAAP	$66,196	$62,661	$60,128
Exploration costs (a)	309	1,011	(277)
Stripping costs (b)	2,531	1,650	152
Depletion of mining interests (c)	(51)	132	441
Net realizable value adjustments (f)	(178)	(295)	-

Reported under US GAAP	$68,807	$65,159	$60,444

Mineral properties and related deferred costs:	June 30, 2009	March 31, 2009 (as restated)	December 31, 2008 (as restated)

Reported under Canadian GAAP	$411,255	$401,162	$396,019
Exploration costs (a)	(80,638)	(76,692)	(73,652)
Stripping costs (b)	(11,869)	(7,008)	(4,713)
Amortization of mineral rights (a)	(10,941)	(10,941)	(10,941)
Amortization and depletion of exploration costs (a)	5,282	4,830	4,429
Depletion of mining interests (c)	(6,609)	(5,969)	(5,014)
Adjustment for mineral property purchase at fair value (d)	(3,187)	(3,187)	(3,187)

Reported under US GAAP	$303,293	$302,195	$302,941

Future income tax liability:	June 30, 2009	March 31, 2009	December 31, 2008 (as restated)

Reported under Canadian GAAP	$85,852	$76,377	$77,301
Future income tax adjustments	(20,676)	(18,386)	(16,988)

Reported under US GAAP	$65,176	$57,991	$60,313

Reconciliation with United States Generally Accepted Accounting Principles

For the three and six months ended June 30, 2009

(unaudited, in thousands of United States Dollars except per share data)

Employee future benefits:	June 30, 2009	March 31, 2009	December 31, 2008

Reported under Canadian GAAP	$2,165	$1,807	$1,659
Funded status of employee benefit plans (e)	611	608	605

Reported under US GAAP	$2,776	$2,415	$2,264

Consolidated Statements of Cash Flows:

As a result of the treatment of mining interests and stripping costs under items (a) and (b) above, cash expended for exploration and stripping costs would be classified as operating rather than investing, resulting in the following totals under US GAAP:

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Cash from operations	$4,206	$20,847	$18,913	$32,316

Cash used in investing	$(11,563)	$(17,143)	$(14,578)	$(27,552)

Notes to the Reconciliation with United States Generally Accepted Accounting Principles

Note 1 – Adjustments from Canadian generally accepted accounting principles

(a)	Mining interests and related deferred costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 – Accounting by Mining Enterprises for Exploration Costs which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061, Property, Plant and Equipment, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

Under Canadian GAAP, the Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs.

Under United States GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the US Securities and Exchange Commission Industry Guide 7, and consists of identifying that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.

(b)	Stripping costs

In March 2006, the Emerging Issues Committee of the CICA issued EIC 160 – Stripping Costs Incurred in the Production of a Mining Operation, which addresses the treatment of stripping costs under Canadian GAAP. EIC 160 indicates that Stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in the absence of this activity.

Reconciliation with United States Generally Accepted Accounting Principles

For the three and six months ended June 30, 2009

(unaudited, in thousands of United States Dollars except per share data)

Under Canadian GAAP, stripping costs relating to all ore deposits that have not been previously mined are capitalized. Stripping costs for these deposits represent a benefit as access is gained to sources of reserves that will be produced in future periods, that would otherwise not have been accessible.

EITF 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, addresses the treatment of stripping costs under US GAAP. EITF 04-6 indicates that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. In November 2007, a mining industry position paper was issued that concluded that it was the intent of EITF 04-6 that pre-production stripping costs incurred to develop each pit within a mining complex to access a single or multiple ore bodies should generally be capitalized and separately amortized if certain operational, geological and other factors specific to the mining complex are met. As a result of this guidance, for United States GAAP, the Company has capitalized stripping costs relating to one pit for which production has not commenced and for which there are no future plans to combine the pit with other pits that are currently in production. All other stripping costs have been included in the costs of inventory produced.

(c)	Depletion of mining interests

Effective April 1, 2008, the Company changed its estimate, for Canadian GAAP purposes, of the useful lives of its mines to be based on proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Previously, the Company estimated the useful life based on proven and probable reserves to be mined. There is limited guidance under Canadian GAAP regarding the depletion of mineral interests, however Section 3061, Property, Plant & Equipment, defines mining properties as “items of property, plant and equipment represented by the capitalized costs of acquired mineral rights and the costs associated with exploration for and development of mineral reserves”. Therefore, mining properties are considered property, plant & equipment under Canadian GAAP. With respect to amortization of property, plant and equipment, Section 3061 indicates that “amortization should be recognized in a rational and systematic manner appropriate to the nature of an item of property, plant and equipment with a limited life and its use by the enterprise”. The Company determined that the useful life of its mines is better represented by also including a portion of mineralization expected to be classified as reserves, as opposed to only proven and probable reserves.

The United States Securities and Exchange Commission indicated in Industry Guide 7 that disclosure of reserve information is limited to proven and probable reserves. Consequently, in December 1996 the American Institute of Certified Public Accountants’ International Practices Task Force indicated that because disclosure of possible reserves is prohibited by SEC rules, under US GAAP, the base used for the depletion calculation also cannot include these amounts.

(d)	Fair value of long-term debt

In consideration for the Soyopa claims acquired in November, 2001, the Company entered into a non-interest bearing loan agreement. Commencing in 2006, the loan has been presented at its fair value under Canadian GAAP. Under US GAAP, interest must be imputed on this loan in accordance with Accounting Principles Board (“APB”) Opinion No. 21, Interest on Receivables and Payables. The reduction in the principal amount of the loan as a result of imputing a market rate of interest also reduces the carrying values of the Company's mineral properties accordingly.

During the periods subsequent to November 2001, the interest imputed on the loan is recorded as a period expense for US GAAP. For Canadian GAAP, the imputed interest is added to the cost of the mineral properties.

(e)	Employee future benefits

In September 2006, the Financial Accounting Standards Board issued FAS No. 58, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, which requires the recognition of the funding status of a benefit plan in the Company’s financial statements. FAS No. 158 also requires that the plan assets and benefit obligations be measured as of the date of the Company’s fiscal year-end. Under FAS No. 158, the Company is required to recognize unamortized actuarial gains and losses, prior service cost and remaining transitional amounts not recognized under Canadian GAAP, and to recognize changes in the funded status, through other comprehensive income, in the year in which the changes occur.

Reconciliation with United States Generally Accepted Accounting Principles

For the three and six months ended June 30, 2009

(unaudited, in thousands of United States Dollars except per share data)

(f)	Inventory net realizable value adjustments

On January 1, 2008, the Company adopted CICA Section 3031, Inventories, which requires that previous write-downs of inventories be reversed when there is a subsequent increase in the net realizable value of the inventories. During the first quarter of 2008, the Company recognized net realizable value adjustment reversals of $2,168, relating to inventories that had been written down in the prior year. During the first quarter of the current year, the Company recognized a net realizable value adjustment reversal of $295, relating to inventories that had been written down in the third quarter of the prior year.

ARB 43 addresses the accounting for net realizable value adjustment for US GAAP and indicates that when inventories have been written down below cost at the close of a fiscal year, such reduced amount is to be considered the cost for subsequent accounting purposes, and therefore no future reversal of the write-down is permitted. APB 28, however, indicates that recoveries of inventory losses from market declines in later interim periods of the same fiscal year should be recognized as a reversal of the original write-down.

These Canadian GAAP net realizable value adjustment reversals relate to prior fiscal years and are therefore not permitted under US GAAP. The higher value inventories under Canadian GAAP would have been expensed to production costs during the period. Therefore, the impact of this difference under US GAAP is to change net earnings for the three and six months ended June 30, 2009 by $118 and ($178) respectively (2008 - $742 and $425) and to decrease inventories at June 30, 2009 by $178 (March 31, 2009 - $295).

Note 2 – Recent US accounting pronouncements

In June 2009, FASB issued FAS No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 ("FAS 168"). FAS 168 will become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of FAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non grandfathered non-SEC accounting literature not included in the Codification will become non authoritative. FAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of FAS 168 is not expected to have a significant impact on the consolidated financial statements.

Note 3 – Accounting standard adoptions

(a)	FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133

Effective January 1, 2009, the Company adopted FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133, which requires enhanced disclosures about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations and how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. Many of the enhanced disclosures are provided in the Company’s consolidated financial statements prepared under Canadian GAAP. Additional information required by FAS No. 161 is provided in Note 6 below.

(b)	FAS No. 157, Fair Value Measurements

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements. FAS No. 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. FAS No. 157 was effective for the Company on January 1, 2008 and was applied on a prospective basis. The adoption of FAS No. 157 had no impact on the Company’s consolidated financial statements. Additional disclosures required under FAS No. 157 are provided in Note 5 below.

Effective January 1, 2009 the Company adopted FSP FAS No. 157-2 which delayed the effective date of FAS No. 157 for non-financial assets and liabilities except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. There is no current period disclosure required under FAS No. 157 for items measured at fair value on a non-recurring basis.

Reconciliation with United States Generally Accepted Accounting Principles

For the three and six months ended June 30, 2009

(unaudited, in thousands of United States Dollars except per share data)

(c)	FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 and FAS No. 141R Business Combinations

In December 2007, FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 and FAS No. 141R Business Combinations both of which are effective for annual periods beginning after December 15, 2008. The first statement requires that third party ownership interests in subsidiaries be presented separately in the equity section of the balance sheet. In addition, the income attributable to the noncontrolling interest will now be included in consolidated net income and will be deducted separately at the bottom of the income statement. The second statement requires that most identifiable assets, liabilities (including obligations for contingent consideration), noncontrolling interests and goodwill be recorded at "full fair value". Also, for step acquisitions, the acquirer will be required to re-measure its noncontrolling equity investment in the acquiree at fair value as of the date control is obtained and recognize any gain or loss in income. The issuance of these standards had no impact on the consolidated financial statements.

(d)	FSP No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies

In April 2009, FASB issued Staff Position No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, which amends and clarifies FAS No. 141(R). Any asset or liability assumed in a business combination that arises from a contingency will be recognized at the fair value at the acquisition date if that fair value can be determined. If the acquisition-date fair value cannot be determined, then the asset or liability will only be recognized if it is probable that the asset existed or the liability had been incurred at the acquisition date and the amount can be reasonable estimated. This Staff Position is effective for acquisitions after December 15, 2008. The Company will apply this standard as appropriate on future business combinations.

(e)	FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments

In April 2009, FASB issued Staff Position No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, which amends FAS No. 107, Disclosures about Fair Value of Financial Instruments, to require fair value disclosure for interim reporting periods in addition to annual financial statements. This Staff Position will be effective for interim reporting periods after June 15, 2009. The adoption of this standard did not have any impact on the consolidated financial statements.

(f)	FAS No. 165, Subsequent Events

In May 2009, FASB issued FAS No. 165, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The accounting and disclosure requirements under this standard have been incorporated in the Company’s Canadian GAAP financial statements and therefore there was no impact on the Company’s US GAAP financial statements.

Note 4 – Fair value measurements

FAS No. 157, Fair Value Measurements, establishes a valuation hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions. The two types of inputs have created the following fair value hierarchy:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Reconciliation with United States Generally Accepted Accounting Principles

For the three and six months ended June 30, 2009

(unaudited, in thousands of United States Dollars except per share data)

The fair values of the Company’s assets and liabilities that are measured at fair value on a recurring basis as at June 30, 2009 are as follows:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Foreign exchange collars	$-	$368	$-	$368

Note 5 – Income taxes

The Company earns income and is subject to tax in the following jurisdictions:

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Provision for income taxes:
Current
Canada	$-	$-	$-	$-
Foreign	72	1,521	1,798	3,317
Future
Canada	-	-	-	-
Foreign	822	393	608	1,422
Geographic components of (loss) / earnings before income taxes:
Canada	$(528)	$(5,334)	$(10,299)	$(13,295)
Foreign	(12,742)	10,281	(895)	25,800

Note 6 – Hedging instruments and hedging activities

The fair value of the Company’s foreign exchange option contracts is included in current assets on the Balance Sheets under Derivative assets. During the three and six months ended June 30, 2009 the Company recognized the loss in fair value of these contracts in accumulated other comprehensive income. No gain or loss on these contracts has been recognized in net earnings. The Company expects to reclassify the $10 loss currently recognized in AOCI to earnings with the next 12 months.

Note 7 – Contingencies

In March 2008, the Company was named as a defendant in a claim filed by Ed J. McKenna. The plaintiff was seeking, among other things, an order certifying the action as a class proceeding and $75 million in special and general damages and $5 million in punitive damages on behalf of the class. In July 2008, the claim was amended to, among other things, assert new claims and increase the damages sought from $80 million to $160 million. Management is of the opinion that the claim is without merit, and that a strong defence exists against the claim. Therefore, no provision for loss has been reflected in the accounts of the Company.

The Company is involved in legal proceedings arising in the ordinary course of its business. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the Company’s financial position, results of operations or cash flows.